Omeros Corporation

1420 Fifth Avenue, Suite 2600

Seattle, WA 98101

May 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

RE:    REQUEST TO WITHDRAW

      REGISTRATION STATEMENT ON FORM S-1

      (FILE NO. 333-168730)

Ladies and Gentleman:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended (the “1933 Act”), Omeros Corporation (“Omeros”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the above-referenced registration statement (the “Registration Statement”) and all exhibits thereto. The Registration Statement was filed with the SEC on August 10, 2010, and declared effective on August 27, 2010.

The Registration Statement related to potential sales of securities issuable to a third party investor (the “Equity Line Investor”) pursuant to an equity line financing facility, entered into on July 28, 2010 and terminated on the date hereof. Omeros confirms that no securities were issued to the Equity Line Investor or sold in connection with the Registration Statement. Omeros respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions regarding the foregoing request for withdrawal, please contact Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati, Professional Corporation, legal counsel to Omeros, at 206-883-2500.

Sincerely,

OMEROS CORPORATION

/s/ Gregory A. Demopulos, M.D.
Gregory A. Demopulos, M.D.
President, Chief Executive Officer and
Chairman of the Board of Directors